UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Indoor Harvest Corp
(Name of Company)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

45580E102
(CUSIP Number)

Richard Friedman, Esq. Sheppard Mullin Richter & Hampton LLP 30 Rockefeller Plaza New York, NY 10112
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 6, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Securities Exchange Act (the “Act”) but shall be subject to all other provisions of the Act (however see the Notes).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lang Coleman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,957,763
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,957,763
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,957,763
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.12% (Based upon 24,407,360 shares issued and outstanding as of September 6, 2017)
14	TYPE OF REPORTING PERSON* IN

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Item 1. Security and Company.

The title and class of equity securities to which this Schedule 13D relates is common stock, par value $0.001 per share, of Indoor Harvest Corp, a Texas corporation (the “Issuer”). The address of the Issuer’s principal executive office is 5300 East Freeway, Suite A, Houston, Texas 77020.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by Dr. Lang Coleman (the “Reporting Person).

(b) The Reporting Person’s address is 8518 Pegasus Drive, Selma, Texas 78154.

(c) The Reporting Person is a director of the Issuer.

(d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) United States.

Item 3. Source and Amount of Funds and Other Consideration.

All of the shares of common stock owned by the Reporting Person were purchased with the Reporting Person’s other funds.  See Item 5(c).

Item 4. Purpose of Transaction.

All of the Issuer’s securities owned by the Reporting Person have been acquired for investment purposes only. Except as set forth herein, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may be deemed to have, in the capacity of a director of the Issuer, from time to time reviewed acquisition opportunities and opportunities for the Issuer to undertake fundamental changes in the business conducted or manner of undertaking the current business. Changes in the business, acquisitions or dispositions are the kind of prospective events which could result in changes or volatility in the Issuer’s stock price or trading volume that could result in a corresponding decision by the Reporting Person to exit, or materially increase or decrease, the Reporting Person’s holdings. Such changes could also give rise to adoption of a trading plan under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, or influence the Reporting Person to support a proposal submitted for stockholder approval, in particular, if the Reporting Person has an economic interest in such approval, directly or indirectly, for example through ownership interest in the business, acquisition or disposition under consideration. The Issuer’s Board of Directors may be presented with proposals and proposed term sheets and will undertake due diligence with respect to various potential acquisitions that, if approved, could lead to an acquisition and adoption of a plan or proposal involving the Reporting Person at any time. Any such event or the adoption of any plan or proposal involving the Reporting Person and the Issuer could be undertaken via a merger, reorganization or liquidation, could result in a sale or transfer of a material amount of assets of the Issuer, could result in a change of the present Board of Directors or management of the Issuer, could result in a change in present capitalization or dividend policy of the Issuer or other similar event or result. The Reporting Person may, at any time, review or reconsider his position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but except as described herein, the Reporting Person has no present intention of doing so.

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Item 5. Interest in Securities of the Company.

(a) The Reporting Person owns an aggregate of 2,957,763 shares of the Issuer’s common stock, or 12.12% of the Issuer’s issued and outstanding shares of common stock (based on 24,407,630 shares outstanding as of September 6, 2017).

(b) The Reporting Person may be deemed to hold sole voting and dispositive power over 2,957,763 shares of common stock. The Reporting Person does not hold shared voting and dispositive power over any securities of the Issuer.

(c) On August 4, 2017, the Issuer entered into an Agreement and Plan of Merger and Reorganization, as amended on August 29, 2017 (the transactions contemplated thereby, the “Merger”). In connection with the closing of the Merger, on September 6, 2017, the Issuer issued the Reporting Person 2,957,763 shares of common stock of the Issuer.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

None.

Item 7. Materials to be Filed as Exhibits.

None.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: September 7, 2017
/s/ Lang Coleman
Lang Coleman

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